Advisor Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

December 18, 2023

Ms. Yoon Choo
Ms. Ellie Quarles
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisor Managed Portfolios (the “Trust”)
File Nos: 811-23859; 333-270997
Miller Income Fund

Dear Ms. Choo and Ms. Quarles:
This correspondence is being filed in response to comments provided by the staff of the U.S. Securities and Exchange Commission on September 29, 2023, with respect to Post-Effective Amendment No. 7 to the Trust’s registration statement, which was filed to add a new series to the Trust, Miller Income Fund (the “Fund”). The Fund is being registered in order to serve as the surviving fund in a “shell reorganization” with a series of another registered investment company, and will not commence a public offering until the completion of the reorganization. The reorganization is expected to occur on or about January 19, 2024.
For your convenience, the comments have been reproduced below in bold typeface immediately followed by the Trust’s responses. Where comments relate to or involve language that is repeated or restated in the registration statement, the Trust will make corresponding and consistent changes as appropriate throughout the registration statement.
Prospectus
Comment 1. Please delete the word “estimated” from footnote 3 to the Fees and Expenses table, as the table should show actual expenses.
Response: The Trust has made the requested revision.
Comment 2. With respect to footnote 4 to the Fees and Expenses table, please clarify the difference between the 0.89% expense cap for the Fund and the 0.95% expense cap for Class I only. Please also clarify or remove the term “plus” in this footnote.
Response: The Trust has made the requested changes.
Comment 3. With respect to the second paragraph of the Principal Investment Strategies, please confirm that all of these investments continue to be principal investment strategies, as the Staff notes that the most recent schedule of investments only shows common stock and convertibles.
Response: The Trust notes that while the Fund currently does not maintain any investments in these products, they continue to be considered “principal” by the portfolio management team.
Comment 4. Please provide a brief discussion of the criteria used by the adviser to select investments and when the adviser determines to sell an investment.
Response: The Trust has made the requested change.

Comment 5. With respect to the disclosure regarding below investment grade securities, please disclose whether the Fund may invest in defaulted securities. If so, add appropriate risk disclosure.
Response: The Trust notes that the Adviser may make investments in below investment grade securities, however, investments in defaulted securities (a subset of below investment grade securities) is not a principal investment strategy.
Comment 6. With respect to the third paragraph of the Principal Investment Strategies, please provide an exhaustive list of the types of derivatives in which the Fund may invest.
Response: The Trust has removed “but are not limited to” from the applicable disclosure. Any additional types of derivatives are considered to be non-principal investments and are discussed in the SAI.
Comment 7. Please revise the statement in the Market and Interest Rate Risk disclosure noting that interest rates have been historically low. Please make corresponding changes throughout the prospectus and SAI.
Response: The Trust has made the requested change.
Comment 8. With respect to Mortgage-backed and Asset-backed Securities Risk, please add disclosure that liquidity of these securities may change dramatically over time.
Response: The Trust has made the requested change.
Comment 9. With respect to Foreign Investment and Emerging Markets Risk, please confirm that all relevant risks related to investments in emerging markets as discussed in the SEC’s accounting and disclosure information about emerging markets risks are included. For example, there is less public access to information, differences in applicable regulatory accounting, auditing, financial reporting, and record keeping standards.
Response: The Trust confirms that such disclosure is included in the Foreign investments and emerging markets risk disclosure.
Comment 10. With respect to Derivatives Risk, please add a summary of risks relating to the derivatives identified in the principal investment strategy disclosure.
Response: The Trust notes that no single derivative product is considered a principal investment strategy and that the current Derivatives Risk disclosure is appropriate.
Comment 11. Please revise Segregated Assets Risk to be consistent with Rule 18f-4 given that the fund is no longer required to segregate assets.
Response: The Trust has removed this risk.
Comment 12. With respect to Short Positions Risk, please add corresponding disclosure to the Principal Investment Strategies section if it is considered principal.
Response: The Trust notes that shorting securities is not a principal investment strategy and has removed the risk.
Comment 13. If acquired fund fees and expenses are expected to exceed 0.01% of the average net assets of the Fund then please disclose these fees and expenses as a separate line item in the Fees and Expenses table. If acquired fund fees and expenses are not expected to exceed 0.01%, then please include such expenses in the “other expenses” line in the table. See instruction 3(f)(i) of Item 3.
Response: The Trust notes that acquired fund fees and expenses are not expected to exceed 0.01% and are currently included in the Fund’s other expenses.
Comment 14. Please update Market Events Risk to focus on current market conditions and actions by the Federal Reserve.
Response: The Trust has made the requested change.

Comment 15. Given the Fund’s exposure to Russian securities, please consider updating the last sentence of Market Events Risk.
Response: The Trust has added relevant disclosure.
Comment 16. Please disclose in the Item 4 and Item 9 Principal Investment Strategies that the Fund has significant exposure to the Financial Services sector
Response: The Trust has added the requested disclosure.
Comment 17. With respect to Bank Loans and Senior Loan Risk, please disclose that bank loans may take longer than 7 days to settle which means the Fund may be required to sell portfolio securities to such transactions. Please also address how the Fund intends to meet short-term liquidity needs which may arise as a result of the lengthy settlement period. If the Fund holds a significant amount of covenant lite loans, please revise to include the heightened risk of investing in such loans.
Response:
Comment 18. Please disclose that Bill Miller IV was a co-portfolio manager of the Predecessor Fund and the Prior Predecessor Fund.
Response: The Trust has made the requested change.
Comment 19. Please note that all comments with respect to Item 4 disclosure should also be addressed in Item 9.
Response: The Trust has carried all requested changes from Item 4 to Item 9.
Comment 20. With respect to the third paragraph of the Investment Objectives and Strategies, please provide a more detailed discussion of the criteria used by the adviser in determining the securities selected for investment and how the adviser determines when to sell an investment as required by Item 9(b) of Form N-1A.
Response: The Trust has made the requested change.
Comment 21. With respect to the Fund’s temporary defensive positions, please disclose the effect of taking such temporary defensive positions.
Response: The Trust has made the requested change.
Comment 22. With respect to the paragraph on page 13 that begins, “Should the fund invest in derivatives…,” please revise to be consistent with Rule 18f-4 or delete this paragraph.
Response: The Trust has deleted this paragraph.
Comment 23. Please disclose supplementally whether the Fund principally invests in pay-in-kind securities.
Response: The Trust notes that the Fund does not principally invest in pay-in-kind securities.
Comment 24. With respect to REIT risk, please consider updating to discuss the increased risk of real estate investments, particularly for offices following the COVID-19 pandemic. Please also discuss sub-prime risk if the Fund will have exposure to sub-prime investments.
Response: The Trust has made the requested change and notes that the Fund will not principally invest in sub-prime securities.
Comment 25. Please revise the last sentence of the first paragraph of Derivatives risk given the enactment of Rule 18f-4.
Response: The Trust has deleted this sentence.
Comment 26. Please delete or revise Segregated Assets risk given the enactment of Rule 18f-4.
Response: The Trust has deleted this risk.

Comment 27. With respect to Market Events risk, please discuss the Fund’s write-downs with respect to investments in Russia.
Response: The Trust has added appropriate disclosure.
Comment 28. With respect to the discussion regarding interest rates in Fixed Income Securities risk, please revise the discussion based on recent changes to interest rates.
Response: The Trust has made the requested change.
Comment 29. Under the Fund Management section, please revise the disclosure to indicate that Bill Miller IV previously served as one of the co-portfolio managers of the Predecessor Fund and Prior Predecessor Fund.
Response: The Trust has made the requested change.
Comment 30. Please include a statement that the SAI provides additional information about the portfolio manager’s compensation, other accounts managed by the portfolio manager, and the portfolio manager’s ownership of securities in the fund.
Response: The Trust has made the requested change.
Comment 31. Please indicate that the adviser was previously known as LMM LLC.
Response: The Trust has added the requested disclosure.
Comment 32. Please remove the Related Performance section as this information is stale, the adviser has gone through a change of control and the Fund has had almost 10 years of performance.
Response: The Trust has removed this section.
Comment 33. With respect to the financial highlights, please identify the auditor because this relates to historical financial statements. In the alternative, update to provide the financial statements for the year and include a consent from the prior auditor if different from the current auditor.
Response: The Trust has disclosed the name of the current auditor.
Comment 34. Please updated the disclosure related to Annual and Semi-Annual Reports on the back cover of the Prospectus to align with the requirements of Item 1(b)(1) of Form N-1A.
Response: The Trust responds by making the requested change.
Statement of Additional Information
Comment 35. With respect to the narrative disclosure related to the Fund’s fundamental investment policy regarding concentration, please strike the statement “or subject to asset segregation requirements.”
Response: The Trust has made the requested change.
Comment 36. With respect to the narrative disclosure related to the Fund’s fundamental investment policy regarding concentration, please revise the statement “It is the current position of the SEC Staff...” to state, “The SEC has stated…”
Response: The Trust has made the requested change.
Comment 37. With respect to the disclosure under Percentage Limitations please revise this statement so it is not applicable to borrowings and illiquid investments.
Response: The Trust has made the requested change.
Comment 38. Please replace the reference to Section 4(2) of the 1933 Act in the Short-Term Corporate Debt Securities and Short-Term Instruments with a reference to Section 4(a)(2) of the 1933 Act.
Response: The Trust has made the correction.

Comment 39. Please remove the word “recently” from the sentence in the fourth paragraph under “Swaps, Caps, Floors and Collars” within the Futures Contracts and Options on Futures Contracts that begins “Changing conditions in a particular market...”
Response: The Trust has made the requested change.
Comment 40. Please remove all disclosures from the Prospectus and SAI related to the former cover and asset segregation requirements and make revisions consistent with Rule 18f-4 under the 1940 Act.
Response: The Trust has made the requested change.
Comment 41. We note there is a reference to “the Sub-Adviser” in the disclosure related to Board Leadership Structure. Please supplementally advise if the Fund will have a sub-adviser. If not, please remove the reference from the disclosure.
Response: The Trust notes the Fund does not have a sub-adviser and has removed the applicable disclosure.
Comment 42. Please identify the chair of the Nominating Committee.
Response: The Trust has identified the chair of the Nominating Committee.
Comment 43. Please update the principal holders information for the Predecessor Fund as of a specific date no more than 30 days before the filing date of the amendment.
Response: The Trust has added the requested information.
Comment 44. Please file final executed agreements as exhibits to Part C, including any fee schedules, rather than “form of” agreements.
Response: The Trust undertakes to provide such agreements in a post-effective amendment filing.

If you have any questions or comments concerning this filing, please feel free to contact Rachel Spearo (414-516-1692) or Scott Resnick (626-914-7372) of U.S. Bank Global Fund Services, the Trust’s administrator.
Sincerely,
/s/ Russell Simon
Russell Simon
President
Advisor Managed Portfolios